UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: April 2023

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On April 17, 2023, Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Company”), issued a press release announcing the appointment of a new member to its Board of Directors as described below. A copy of such press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

Appointment of New Director

On April 17, 2023, the Company announced the appointment of Andrew Singer to its Board of Directors. The Company’s Board of Directors determined that Mr. Singer is an “independent director” within the meaning of NASDAQ Listing Rule 5605(a)(2).

The information under the heading “Appointment of New Director” is hereby incorporated by reference into the Company’s registration statements on Forms S-8, F-3 and F-3MEF (File No. 333-256799, File No. 333-232413, File No. 333-232009, File No. 333-252926 and File No. 333-264561), filed with the Securities and Exchange Commission. The press release furnished as Exhibit 99.1 to this Report on Form 6-K is not hereby incorporated by reference into such registration statements.

Exhibit No.

99.1	Press Release issued by Enlivex Therapeutics Ltd. on April 17, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name::	Oren Hershkovitz
Title	Chief Executive Officer

Date: April 17, 2023